NEWS RELEASE

Symbol: GTVCF: OTCBB

October 21, 2009

Globetech Ventures Corp. Options the Goldbuck Property

Globetech Ventures Corp. has signed an option agreement with No. 1 Naramata Bench Ltd. to earn a 100% interest, subject to a 3% Net Smelter Return (NSR) Royalty, in the 500 hectare porphyry copper-gold Goldbuck property in the Quesnel Trough of Central British Columbia. The road accessible property lies 58 kilometres east of Williams Lake.

The Goldbuck property lies 5 kilometres northeast of the blind Fjordland Exploration Inc. copper-gold-molybdenum Southeast Zone recently discovered on their Woodjam property. The Goldbuck property is underlain by Eocene calc-alkaline volcanic and sediment and Miocene flood basalt cover rocks. The Triassic Jurassic Takomkane batholith lies immediately to the southern boundary of the property.

A property wide soil geochemistry program was completed on the Goldbuck property by a previous company in 2006. This program was successful in identifying two linear copper-in-soil anomalies: A – 150 to 550 metres wide and 1200 metres long and B – 250 to 550 metres wide by 950 metres long. Selective follow up excavator trenching consistently intersected a hardpan layer at a depth of 2.5 metres. Composite soil samples from the base of the trenches returned copper values from 19 to 40 ppm.

Globetech plans a program of Mobile Metal Ion (MMI) soil geochemistry to penetrate through the hardpan layer and 35 line kilometres of follow-up Induced Polarization (IP) surveying to test the copper-in-soil anomalies in advance of diamond drilling.

Globetech is earning a 100% interest, subject to a 3% Net Smelter Return (NSR) royalty by issuing 2.1 million shares and by making cash payments totaling $350,000 over the next 32 months. Globetech can purchase ½ of the NSR for $1,000,000 at any time up to the 5th anniversary of the agreement.

Suite 1130 - 789 West Pender Street, Vancouver, BC, V6C 1H2, Tel: 604 669-9330 Fax: 604 669-9335

R. Tim Henneberry, P.Geo., an independent consultant to Globetech, is the Qualified Person as defined in National Instrument 43-101, who has reviewed and approved the technical content of this news release.

On behalf of the Board of Directors,

J. Casey Forward
President

Forward-Looking Statement

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws that involve risks and uncertainties. Although the company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ materially from expectations include the effects of general economic conditions, actions by government authorities, uncertainties associated with contract negotiations, additional financing requirements, market acceptance of the Companys products and competitive pressures. These factors and others are more fully discussed in Company filings with U.S. securities regulatory authorities.

Suite 1130 - 789 West Pender Street, Vancouver, BC, V6C 1H2, Tel: 604 669-9330 Fax: 604 669-9335